Exhibit 99.1

Arqit Quantum Inc. announces financial and operational results for the fiscal year ended 30 September 2021

•	Successful full commercial launch immediately prior to 2021 fiscal year end

•	Billings commenced in Q4 of fiscal 2021

•	Sales pipeline growing and identified opportunities moving through sales cycle

•	Business momentum in keeping with management expectations

London, UK – 16 December 2021 – Arqit Quantum Inc (NASDAQ: ARQQ, ARQQW), a global leader in quantum encryption technology, today announces its financial results for the fiscal year ended 30 September 2021. The financial results follow closely on the closing of Arqit’s NASDAQ listing on 7 September 2021.

David Williams, Arqit’s Founder, Chairman and CEO, commented: “Our 2021 fiscal year was transformational for Arqit. We launched our business after four years in development, during which time we refined transformational technology that solves the current problems of public key encryption and the larger near term threat posed to everyone by the arrival of full scale quantum computers.

The Company’s listing on NASDAQ in September provided Arqit with sufficient capital to fund our business plan and launch full commercial service following a period of testing and live integration into operational environments since July. Customer billings commenced as expected in the fourth quarter. Over $130m of revenue contracts were announced with a cohort of significant global corporations and governments.  These events have had a profound effect in accelerating marketing and draws significant difference between Arqit and aspiring competitors.

Whilst our potential market is every connected device in the world, we are focusing initially on a channel strategy designed to deliver early revenues in defence, financial services, telecoms and IoT. We have now secured a significant number of contracts and partnership agreements across these core areas of focus. Our success to date, combined with our growing pipeline of revenue opportunities, gives us confidence that we are tracking to our half-year plan as expected.

It is now apparent that the governments and large enterprises of the world are very focussed on understanding and mitigating the quantum threat. We have demonstrated that alternative approaches are not adequate and are finding strong global demand for our unique solution.”

Fiscal Year 2021 Operational highlights

•	QuantumCloud™ Release 1.0 launched in July with full commercialisation in September.

•	Signed high-profile agreements and contracts during the period with leading global organisations, including:

o	BT Group plc. – agreement to become Arqit’s partner in the UK with a long term revenue commitment, incorporating our product into its portfolio offering to customers in the UK

o	Sumitomo – signed a long-term contract with revenue commitment to sell Arqit’s technology to the Japanese government, enterprises and citizens. Sumitomo also invested in the private placement transaction that formed part of Arqit’s business combination with Centricus Acquisition Corp (“CAC”)

o	Northrop Grumman – agreement to develop quantum encryption for potential use in defence and national security settings

o	Dentons (London) – agreement to co-develop a quantum safe, self-sovereign identity system (“SSI”) with broad application within the legal/financial communities and beyond

o	Juniper Networks – agreement to explore network security technology that will protect against quantum security threats

o	Babcock – agreement utilising Arqit’s QuantumCloud™ encryption capabilities to test a range of use cases and practical applications for government and defence customers

•	Formed an international federation of G7 companies and government organisations to provide end-to-end “private instances” of Arqit’s technology stack which will be under the command and control of each federation customer. Federated Quantum Systems (“FQS”) represents a significant opportunity for Arqit and we have seen material commercial progress with this campaign post year end.

•	Increased Arqit’s filed patent portfolio to 1,435 patent claims on 21 pending or allowed patents - strengthening the intellectual moat around the business. Our patent portfolio continues to grow post fiscal year end.

Fiscal Year 2021 Financial highlights

•	Net proceeds of c. $96m raised from our NASDAQ listing and combination with CAC

•	Cash and cash equivalents of $86.9m

•	Loss before tax of $271.7m; Adjusted loss before tax of $15.6m1 which in management’s view reflects the underlying business performance once one-time, non-cash expenses associated with the combination with CAC, non-cash change in warrant value and one-time NASDAQ listing expenses are netted from Loss before tax.

Fiscal Year 2022 Outlook and Recent Developments

•	The trends which underpin the need for Arqit’s products continue to strengthen. Instability of the current PKI infrastructure persists. The acceleration of the development and capabilities of quantum computers is profound (e.g. IBM recent announcement of a 127-qubit quantum processor).

•	As a result, we find that every major potential customer is now well aware of the scale of the problem and the unsuitability of alternatives. So-called Post Quantum Algorithms are not definitively quantum safe, are too burdensome for operations on small devices and will take a decade to implement. By contrast, Arqit’s lite software agent inserts keys into the AES256 architecture which is already standardised in all of the world’s major software systems, making our product not only quantum safe but also simple to deploy.

1 Adjusted loss before tax is a non-IFRS measure. For a discussion of this measure, how its calculated and a reconciliation to the most comparable measure calculated in accordance with IFRS, please see “Use of Non-IFRS Financial Measures” below.

•	QuantumCloudTM Release 1.0 has been launched live for services and some channel partners are already promoting it to their customers. Release 1.1 is due for launch in February 2022 and will introduce all remaining features. Release 1.2 will launch by the end of 2022 to allow the automated cloud fulfilment of all features. The service currently uses a simulated satellite for the provision of the root source of quantum randomness in data centres. The first satellite is scheduled for launch in 2023, delivering full end to end quantum safety for the entire tech stack.

•	Arqit’s QuantumCloudTM was fully commercialised in September 2021. Revenue billings commenced in our 2021 fiscal year.

•	Identified contract opportunities, both in terms of the number of opportunities and the cumulative dollar volume of opportunities, continues to grow. Importantly, many previously identified opportunities are progressing through the sales cycle (see below) and, while timing remains uncertain, we expect an acceleration of announced contracts.

•	Since the close of our fiscal 2021 year end, we have announced the following additional contracts and agreements:

o	Blue Bear Systems Research Ltd. – agreement to trial Arqit’s quantum encryption capabilities on Blue Bear unmanned systems in the critical land, maritime and aerospace domains

o	NEOM – agreement to build and trial a ‘Cognitive City’ quantum security system

o	It is our expectation to announce additional awarded contracts in the near term

•	Arqit’s confidence in the demand for its products has been bolstered by technical and commercial success since the fiscal year end.

-ends-

Use of Non-GAAP Financial Measures

The Company presents adjusted loss before tax, which is a financial measure not calculated in accordance with IFRS. Although the Company's management uses this measure as an aid in monitoring the Company's on-going financial performance, investors should consider adjusted loss before tax in addition to, and not as a substitute for, or superior to, financial performance measures prepared in accordance with IFRS. Adjusted loss before tax is defined as loss before tax excluding reverse acquisition expense and Nasdaq listing expense, which are non-recurring items that are considered by management to be outside the Company’s standard operation, and change in fair value of warrants, which is a non-cash expense. There are limitations associated with the use of non-IFRS financial measures, including that such measures may not be comparable to similarly titled measures used by other companies due to potential differences among calculation methodologies. There can be no assurance whether (i) items excluded from the non-IFRS financial measures will occur in the future, or (ii) there will be cash costs associated with items excluded from the non-IFRS financial measures. The Company compensates for these limitations by using adjusted loss before tax as a supplement to IFRS loss before tax and by providing the reconciliation for adjusted loss before tax to IFRS loss before tax, as the most comparable IFRS financial measure.

IFRS and Non-GAAP loss before tax

The Company presents its consolidated statement of comprehensive income according to IFRS and in line with SEC guidance. Consequently, the Company’s charges and costs relating to the business combination with CAC are included as costs within that statement in arriving at loss before tax. The reverse acquisition expense and the changes in warrant values are non-cash expenses. In addition, the reverse acquisition expense and Nasdaq listing expense related to the business combination are non-recurring. After these adjustments are made to the Company’s IFRS loss before tax of $271.7m, the Company’s non-IFRS loss before tax is $15.6m, as shown in the reconciliation table below.

Year ended 30 September 2021
Loss before tax on an IFRS basis	(271,729,101)
Reverse acquisition expense	155,459,939
Change in fair value of warrants	98,090,070
NASDAQ listing expense	2,589,611
Adjusted loss before tax	(15,589,481)

The reverse acquisition expense is the difference between the fair value of the deemed consideration and the fair value of the net assets acquired. It represents the premium paid for obtaining the public listing. It is non-cash and non-recurring.

The change in fair value of warrants arises as IFRS requires our outstanding warrants to be carried at fair value within liabilities with the change in value from one reporting date to the next being reflected against profit or loss in the period. It is non-cash and will cease when the warrants are exercised, are redeemed or expire.

The NASDAQ listing expenses reflects certain fees incurred in connection with our listing. They are non-recurring.

Other Accounting Information

As of September 30, 2021, we had $148 million of total liabilities, $128 million of which related to our outstanding warrants, which are classified as liabilities rather than equity according to IFRS and SEC guidance.  The warrant liability amount reflected in our consolidated statement of financial position is calculated as the fair value of the warrants as of September 30, 2021.  Our liabilities other than warrant liabilities were $20 million, and we had total assets of $114 million including cash proceeds from the business combination of $87 million.

About Arqit

Arqit supplies a unique quantum encryption Platform-as-a-Service which makes the communications links of any networked device secure against current and future forms of attack – even from a quantum computer. Arqit’s product, QuantumCloud™, enables any device to download a lightweight software agent, which can create encryption keys in partnership with any other device. The keys are computationally secure, optionally one-time use and zero trust. QuantumCloud™ can create limitless volumes of keys in limitless group sizes and can regulate the secure entrance and exit of a device in a group. The addressable market for QuantumCloud™ is every connected device.

Media relations enquiries:

Arqit: Julie Moon T: +44 7825 503 950 E: julie.moon@arqit.uk

SEC Newgate: arqit@secnewgate.co.uk

Investor relations enquiries:

Arqit: E: investorrelations@arqit.uk

Gateway: arqit@gatewayir.com

Caution About Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, may be forward-looking statements. These forward-looking statements are based on Arqit’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Arqit’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Arqit to predict these events or how they may affect it. Except as required by law, Arqit does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Arqit’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: (i) risks that the business combination disrupts Arqit’s current plans and operations, (ii) the outcome of any legal proceedings that may be instituted against the Arqit related to the business combination, (iii) the ability to maintain the listing of Arqit’s securities on a national securities exchange, (iv) changes in the competitive and regulated industries in which Arqit operates, variations in operating performance across competitors, changes in laws and regulations affecting Arqit’s business and changes in the combined capital structure, (v) the ability to implement business plans, forecasts, and other expectations after the completion of the business combination, and identify and realize additional opportunities, (vi) the potential inability of Arqit to convert its pipeline or orders in backlog into revenue, (vii) the potential inability of Arqit to successfully deliver its operational technology which is still in development, (viii) the risk of interruption or failure of Arqit’s information technology and communications system, (ix) the enforceability of Arqit’s intellectual property, and (x) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Arqit’s annual report on Form 20-F, filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 16, 2021 and in subsequent filings with the SEC. While the list of factors discussed above and the list of factors presented in the final prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.